Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

VIA EDGAR

May 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:  Blaise Rhodes

Rufus Decker

Taylor Beech

Mara Ransom

Re:  Forest Road Acquisition Corp.

        Amendment No. 2 to Registration Statement on Form S-4

        Filed May 3, 2021

        File No. 333-253136

Ladies and Gentlemen:

Forest Road Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 11, 2021, regarding Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on May 3, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

As discussed with the Staff, we have included changed pages as Exhibit A that are proposed to be included in Amendment No. 4 to the Form S-4 (“Amendment No. 4”) to afford the Staff the ability to review proposed changes to the Registration Statement as soon as possible, in order to increase the likelihood that we can have the Registration Statement declared effective this week.

Amendment No. 2 to Registration Statement on Form S-4

Selected Historical Financial Information of Beachbody Key Performance Indicators, page 35

1.	Please tell us why contribution is not a key performance indicator that is discussed here and on page 217.

In response to the Staff’s comment, we intend to revise the disclosure as reflected on Exhibit A (which correspond to pages 35-36 and 218 of Amendment No. 4) to clarify that contribution is a key performance indicator.

Summary of Forest Road Financial Analysis, page 123

2.

We note your revisions to this section and your indication that management made certain assumptions with respect to, among other things, “commercial efforts, industry performance, general business and economic conditions and numerous other matters.” Please revise to include a description of the material assumptions made in performing this analysis.

In response to the Staff’s comment, we intend to revise the disclosure as reflected on Exhibit A (which correspond to pages 123-124 of Amendment No. 4).

Certain Projected Financial Information, page 127

3.

Disclose how and why the timeframe leading out to 2025 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

In response to the Staff’s comment, we intend to revise the disclosure as reflected on Exhibit A (which correspond to page 129 of Amendment No. 4).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody Components of our Operating Results and Results of Operations Contribution, page 221

4.

Contribution represents a non-GAAP measure. Please disclose the information required by Item 10(e) of Regulation S-K. Also, refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we intend to revise the disclosure as reflected on Exhibit A (which correspond to pages 216-217 of Amendment No. 4).

***

We thank the Staff for its review of the foregoing and the Registration Statement. As you know, we are eager to finalize the Registration Statement prior to the end of this week and appreciate all of the Staff’s efforts to help us achieve this goal. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keith L. Horn
Keith L. Horn, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

Exhibit A

Changed Pages

	Year Ended December 31,
Statement of Operations Data	2020	2019	2018
	(amounts in thousands, except units and per unit amounts)
Net income (loss) per common unit, basic	$(0.35)	$0.53	$(0.36)
Net income (loss) per common unit, diluted	$(0.35)	$0.45	$(0.36)
Weighted-average common units outstanding, basic	61,229,753	60,252,139	59,798,835
Weighted average common units outstanding, diluted	61,229,753	72,108,820	59,798,835

	As of December 31,
Balance Sheet Data	2020	2019
Total assets	$356,253	$291,111
Total liabilities	256,995	203,709
Total mezzanine equity	98,110	98,245
Total members’ equity	1,148	(10,843)

Key Performance Indicators

Beachbody reports the following financial and operational key performance indicators, which are used by management to assess its performance:

Adjusted EBITDA. Beachbody defines and calculates Adjusted EBITDA as net income (loss) before the impact of interest income or expense, income tax (benefit) expense and depreciation and amortization, as further adjusted for the following items: equity-based compensation, transaction-related costs, restructuring and related costs and certain other non-core items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody — Non-GAAP Information” for important information about the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP.

Contribution.    Beachbody defines and calculates Contribution as revenue less directly attributable cost of revenue and certain selling and marketing expenses including media, Coach and social influencer compensation, royalties, and third-party sales commissions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody — Non-GAAP Information” for important information about the limitations of Contribution and a reconciliation of Contribution to income (loss) before income taxes, the most directly comparable financial measure calculated in accordance with U.S. GAAP.

Digital Subscriptions.    Digital subscriptions include Beachbody On Demand, Nutrition+, and Openfit subscriptions. Digital subscriptions include paid and free-to-pay subscriptions. Free to pay subscriptions, on average, represent less than 4% of total digital subscriptions. Digital subscriptions are inclusive of all billing plans, currently for annual, semi-annual, quarterly and monthly billing intervals.

Nutritional Subscriptions.    Beachbody packages and synthesizes the content experience of digital subscriptions with nutritional subscriptions that work together. Beachbody Nutritional Subscriptions are monthly subscriptions to nutritional products such as, Shakeology, Beachbody Performance, BEACHBAR, Bevvy and Collagen.

Average Digital Retention. Beachbody uses month over month digital subscription retention to measure the retention of its digital subscriptions. Beachbody defines digital subscription retention as the average rate in which a subscription renews for a new billing cycle.

Daily Active Users to Monthly Active Users (DAU/MAU). Beachbody uses the ratio of daily active users to monthly active users to understand how frequently digital customers are utilizing its service in a given month. Beachbody defines a daily active user as a unique user streaming content on its platform in a given day. Beachbody defines monthly active user in this ratio as a unique user streaming content on its platform in that same month.

Average Monthly Streams per Average Active User. Beachbody uses average monthly streams per average active user to measure engagement, which is the leading indicator of retention for its digital subscribers. While the measure of a digital stream may vary across companies, Beachbody defines streams and total streams as the stream of a video for at least 25% of its length during a given period. Beachbody defines active user as an unique user streaming a program in a given period. Beachbody defines average monthly streams per active user as the total streams in the month divided by the average active users in the month.

The following table presents Beachbody’s key performance indicators for the periods indicated:

	As of December 31,
	2020	2019	2018
Digital Subscriptions (millions)	2.6	1.7	1.5
Nutritional Subscriptions (millions)	0.4	0.3	0.4

	For The Year Ended December 31,
	2020	2019	2018
Average Digital Retention	95.5%	95.3%	94.1%
Total Streams (in millions)	180	104	89
DAU/MAU	31.6%	29.2%	28.5%
Contribution (millions) (1)	$240.0	$250.9	$251.4
Adjusted EBITDA (millions) (~~1~~2)	$51.5	$78.4	$68.1

(1)

Contribution is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody — Non-GAAP Information” for the definition of and additional information about Contribution and reconciliation to income (loss) before income taxes, the most directly comparable U.S. GAAP financial measure.

(~~1~~2)

Adjusted EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody — Non-GAAP Information” for the definition of and additional information about Adjusted EBITDA and reconciliation to net income (loss), the most directly comparable U.S. GAAP financial measure.

For important information about how Beachbody uses Digital Subscriptions, Nutritional Subscriptions, Average Digital Retention, Average Monthly Streams per Average Active User and Total Streams, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody.”

related thereto. During this time, prospective investors conveyed to Credit Suisse their initial proposed subscription amounts. During this process, several prospective investors requested the ability to purchase additional shares in the PIPE Investment. On February 9, 2021, a final version of the Subscription Agreement was distributed to the prospective investors, which reflected the outcome of the negotiations among the parties. On February 9, 2021, the PIPE Investors that had chosen to participate in the PIPE Investment indicated their final subscription amounts and delivered executed Subscription Agreements for purchases of an aggregate 22,500,000 shares of Forest Road Common Stock at $10.00 per share.

On February 8, 2021 and February 9, 2021, the parties finalized the transaction documents (or forms thereof) with respect to the proposed Business Combination based on the terms agreed upon by the parties and approved by their respective boards of directors, including the Support Agreements, the Subscription Agreements with each of the PIPE Investors, and the Merger Agreement and the exhibits thereto.

During February 9, 2021, K&E and L&W exchanged various drafts of each of the transaction agreements, preparing for execution, and conducted various telephonic conferences calls with respect thereto.

On the evening of February 9, 2021, all parties to the transaction convened a telephonic conference call to confirm final transaction documents had been exchanged and the transaction documents were executed.

On February 10, 2021, Forest Road and the Target Companies issued a joint press release publicly announcing the transaction.

On February 11, 2021, the Forest Road Board, acting by unanimous written consent, approved Forest Road’s adoption of an incentive equity plan and employee stock purchase plan, in the forms negotiated and agreed by the parties, conditioned upon the closing of the Business Combination.

On March 4, 2021, Beachbody provided an additional $5.0 million of funding to Myx pursuant to an instrument on the same terms as its December 7, 2020 convertible instrument.

On April 7, 2021, Myx issued to Beachbody a promissory note in an aggregate principal amount of up to $2.0 million at an interest rate of 11% and maturing October 7, 2022, of which $1.0 million was funded and outstanding as of the date of this prospectus.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Business Combination and necessary preparation in connection therewith.

Summary of Forest Road Financial Analysis

In connection with the valuation of the Target Companies, Forest Road reviewed certain financial information of certain publicly-traded companies, particularly, similar digital subscription, connected fitness and growth consumer health and wellness companies, selected based on the experience and the professional judgment of Forest Road’s management team, as compared to the financial information of the Target Companies. Below is a summary of the material comparable company analysis prepared by Forest Road and reviewed by the Forest Road Board at its February 3, 2021 meeting.

In performing its analysis, Forest Road’s management team made certain assumptions with respect to, among other things, ~~commercial efforts, industry performance~~ the ability of Beachbody to successfully integrate Myx into its operations, the ability of the Target Companies to attract and retain subscribers, the ability of the Target Companies to continue to compete in the health and wellness industry globally, the ability of the Target Companies to continue to retain and attract Coaches, trainers and influencers, no material disruption in the supply-chain relevant to the Target Companies’ products, that there will not be material changes to the regulatory environment, including with respect to the Company’s social commerce marketing strategy, that the Target Companies continue to be able to develop and properly market new digital fitness programming, and general business, market, political, and economic conditions ~~and numerous other matters,~~ .

Many of ~~which~~ these assumptions are beyond the control of Forest Road, Beachbody, Myx or any other parties to the Business Combination. None of Forest Road, Beachbody, Myx, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in this analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, the analysis relating to the value of the Target Companies does not purport to be an appraisal or reflect the prices at which the Company’s securities may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The quantitative information presented below, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Comparable Company Analysis

Forest Road considered certain financial and operating data for certain publicly-traded companies, particularly, similar digital subscription, connected fitness and growth consumer health and wellness companies, which are highlighted below. None of the selected companies has characteristics identical to Beachbody or Myx. Forest Road reviewed the equity value, enterprise value (“EV”), revenue multiples (EV divided by revenue), EBITDA multiples (EV divided by EBITDA), revenue growth, EBITDA growth and EBITDA margin, of each of the comparable companies, which Forest Road management deemed relevant based on its professional judgment and expertise, and compared the same to the revenue and growth projections of Beachbody and Myx combined, determined in accordance with the valuation analysis described below:

	Trading Metrics
	Price at 2/1/2021	Discount from 52-Week High	Equity Value	Enterprise Value	EV / Revenue		EV / EBITDA
					2021E	2022E	2021E	2022E
Health & Wellness
Herbalife	$51.06	(5%)	$6,351	$8,602	1.4x	1.4x	9.2x	9.3x
Bellring	23.93	(7%)	3,287	3,942	3.5x	3.2x	17.9x	16.2x
Weight Watchers	24.88	(34%)	1,759	3,310	2.3x	2.2x	8.8x	8.3x
Simply Good Foods	29.09	(7%)	2,967	3,458	3.7x	3.5x	18.9x	17.6x
Medifast	232.58	(4%)	2,762	2,592	2.3x	2.1x	14.3x	13.7x
Mean					2.6x	2.5x	13.8x	13.0x
Median					2.3x	2.2x	14.3x	13.7x
High Growth Health & Wellness
Chewy	$101.44	(12%)	$43,521	$43,016	5.0x	4.1x	NM	136.9x
Freshpet	142.18	(4%)	6,185	6,063	14.4x	11.3x	90.3x	63.3x
Mean					9.7x	7.7x	90.3x	100.1x
Median					9.7x	7.7x	90.3x	100.1x
Fitness
Peloton	$146.79	(12%)	$51,799	$50,270	10.8x	8.2x	NM	NM
Planet Fitness	73.50	(17%)	6,412	7,786	11.6x	9.5x	27.2x	21.7x
Nautilus	26.58	(4%)	862	788	1.4x	1.3x	9.4x	7.6x
Mean					8.0x	6.3x	18.3x	14.6x
Median					1.8x	8.2x	18.3x	14.6x
Digital Subscription
Disney	$170.97	(6%)	$313,190	$377,598	5.1x	4.3x	34.3x	21.5x
Netflix	539.04	(8%)	245,626	253,837	8.5x	7.3x	38.7x	30.2x
Spotify	332.65	(6%)	65,396	55,466	4.8x	4.0x	NM	NM
Mean					6.1x	5.2x	36.5x	25.9x
Median					5.1x	4.3x	36.5x	25.9x
Overall Mean					5.8x	4.8x	26.9x	31.5x
Overall Median					4.8x	4.0x	18.4x	17.6x

Beachbody management also projected long-range (5-year) revenue growth ~~targets of 30.0% CAGR (Compound Annual Growth Rate) overall, including~~ from $893 million in 2020 to $3.3 billion by 2025, increasing revenue at a 30.0% compound annual growth rate (“CAGR”). The five-year period is consistent with the projections that have been provided annually to Beachbody’s board of managers for the past decade. The projections are driven by Beachbody’s content development-focused business plan, which has been a core competency of Beachbody for the past 22 years; the expected growth of the digital subscription, nutritional subscription and connected fitness total addressable market of approximately $1.5 trillion; and Beachbody’s market experience. The 30.0% CAGR comprises of (1) baseline growth of digital and nutritional subscriptions driven by historical annual marketing spend; (2) additional growth of digital and nutritional subscriptions expected from a 2.1x increase to historical annual marketing spend; (3) expected growth of digital and nutritional subscriptions from Beachbody’s international expansion into ten additional countries beyond North America; and (4) connected fitness revenue from MYXfitness equipment and digital subscriptions. ~~Beachbody management also targeted a 83.8% CAGR in the Connected Fitness business segment, 34.0% CAGR in the Digital Subscriptions segment and 18.9% CAGR in the Nutritional Products segment.~~

Beachbody also projected 5-year Adjusted EBITDA growth from approximately $31 million in 2020 (or 3.5% of revenue) to $532 million by 2025 (or 16.1% of revenue). The growth in Adjusted EBITDA is based on achieving revenue projections in the 5-year period, sales mix shifting toward digital subscriptions over time with higher gross margins, and leveraging fixed costs after the investment and start-up costs associated with Openfit and the MYX integration are complete.

Certain Benefits of the Company’s Directors and Officers and Others in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and our directors, officers and advisors and the Target Companies’ current owners have interests in the Business Combination that are different from, or in addition to, those of our other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to our stockholders that hey approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•	the fact that our Sponsor has waived its right to redeem any of the founder shares and public shares in connection with a stockholder vote to approve a proposed initial business combination;

•

the fact that our Sponsor paid an aggregate of $25,000 for the founder shares, which will convert into 7,500,000 shares of Class A Common Stock in accordance with the terms of the Existing Charter and such securities will have a significantly higher value at the time of the Business Combination, estimated at approximately $                 based on the closing price of $                 per public share on the NYSE on                     , 2021;

•

the fact that our Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete an initial business combination by November 30, 2022;

•

the fact that our Sponsor paid approximately $8,000,000 for 5,333,333 private placement warrants, each of such private placement warrants is exercisable commencing on the later of 12 months from the closing of the IPO and 30 days following the Closing for one share of Class A Common Stock for one share of Class A Common Stock at $11.50 per share; if we do not consummate an initial business combination by November 30, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless; the warrants held by our Sponsor had an aggregate market value of approximately $                     based upon the closing price of $                     per warrant on the NYSE on                     , 2021;

•

if the trust account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below: (i) $10.00 per public share; or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case, net of the interest which may be withdrawn to pay taxes and up to $100,000 of interest to pay dissolution advantages. Expected synergies include expansion of Myx’s connected fitness content library, integration of corporate management and shared service functions and processes. Consequently, the future results we report for the combined business may not be comparable to Beachbody’s or Myx’s historical financial statements or the pro forma financial information included elsewhere in this proxy statement/prospectus.

Upon consummation of the Business Combination, Beachbody expects to be deemed the predecessor of the combined business, and the Company, as the parent company of the combined business, will continue as the SEC registrant, meaning that Beachbody’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Beachbody Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Myx will be treated as an acquired company for financial statement reporting purposes. The Business Combination is expected to have several significant impacts on our future reported financial position and results, as a consequence of reverse capitalization treatment (with respect to Forest Road) and acquisition accounting (with respect to Myx). These include an estimated increase in cash (as compared to our balance sheet at December 31, 2020) of between approximately $250.7 million, assuming maximum shareholder redemptions, and $425.7 million, assuming no shareholder redemptions. These pro forma cash amounts are net of (x) approximately $37.7 million in cash consideration payable to Myx members (including estimated purchase price adjustments pursuant to the Merger Agreement and certain seller transaction costs to be paid by the Company), and (y) total non-recurring transaction costs estimated at approximately $63.5 million (including acquisition-related advisory fees in connection with the Business Combination and deferred underwriting commissions in connection with Forest Road’s initial public offering, but excluding certain seller costs to be paid by the Company). A portion of the transaction costs will be treated as a reduction of equity (i.e., the deferred underwriting commissions and costs pertaining to the reverse recapitalization) and a portion will be expensed in the period in which the Business Combination closes (i.e., merger-related costs). The pro forma cash amounts include cash from (i) Forest Road’s trust account, the amount of which will depend on the level of shareholder redemptions, and (iii) the proceeds from the PIPE of approximately $225,000,000 that we expect to receive upon the consummation of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, Beachbody expects to become the successor to an SEC-registered and NYSE-listed company, which will require us to hire additional staff and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources and fees. Beachbody estimates that these incremental costs will range between approximately $10 million and $15 million per year.

Non-GAAP Information

Adjusted EBITDA

This proxy statement/prospectus includes Adjusted EBITDA, which is a non-GAAP performance measure that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted EBITDA is useful in evaluating our operating performance, as it is similar to measures reported by our public competitors and is regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted EBITDA as net income (loss) adjusted for depreciation and amortization, amortization of content assets, interest expense, income taxes, equity-based compensation, and other items that are not normal, recurring, operating expenses necessary to operate the Company’s business as described in the reconciliation below.

We include this non-GAAP financial measure because it is used by management to evaluate Beachbody’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with

U.S. GAAP because they are non-cash (for example, in the case of depreciation and amortization, equity-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense).

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest U.S. GAAP measure, for the periods indicated:

(in thousands)	Year Ended December 31,
	2020	2019	2018
Net income (loss)	$(21,432)	$32,295	$116
Adjusted for:
Depreciation and amortization	44,257	44,659	52,487
Amortization of capitalized cloud computing implementation costs	186	—	—
Amortization of content development assets	7,485	8,495	6,199
Interest expense	527	790	268
Income tax provision (benefit)	15,269	(13,390)	—
Equity- based compensation	5,398	3,580	3,649
Transaction costs	1,467	852	21
Restructuring (gain) loss	(1,677)	1,171	6,555
One-time customer returns adjustment	—	705	—
Non-operating costs (1)	(20)	(761)	(1,161)

Adjusted EBITDA	$51,460	$78,396	$68,134

(1)	Non-operating primarily includes interest income.

~~Factors Affecting Our Results~~

Contribution

This proxy statement/prospectus also includes Contribution, which is a non-GAAP performance measure that we use in our segment information presented in accordance with U.S. GAAP. We believe Contribution is useful in evaluating our performance, as it is a measure of profit or loss that our Chief Operating Decision Maker (“CODM”) regularly reviews to assess performance and allocate resources. Contribution is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Contribution as revenue less directly attributable cost of revenue and certain selling and marketing expenses including media, Coach and social influencer compensation, royalties, and third-party sales commissions. Contribution does not include allocated costs as described below that are required in accordance with U.S. GAAP because the CODM does not include these costs in assessing performance.

The table below presents our Contribution reconciled to our income (loss) before income taxes, the closest U.S. GAAP measure, for the periods indicated:

	Year Ended December 31,
	2020	2019	2018
Contribution	$239,984	$250,860	$251,400
Amounts not directly related to segments:	~~- 28,668~~
Cost of revenue (1)	~~61,441 -~~ 28,668	28,372	32,229
Selling and marketing (2)	~~93,036 -~~ 61,441	61,404	58,938
Technology and development	~~64,818~~ 93,036	84,132	91,189
~~Gemera; amd ad, omostrtatove~~ General and administrative	~~(1,677 -~~ 64,818)	56,899	63,096
Restructuring (gain) loss	~~527 -~~ (1,677)	1,171	6,555
Interest expense	~~(666 -~~ 527)	790	268
~~Other income, netptjer omcp~~ Other income, net	(666)	(813)	(991)

Income (loss) before income taxes	$(6,163)	$18,905	$116

(1)

Cost of revenue not directly related to segments includes certain allocated costs related to management, facilities, and personnel-related expenses associated with quality assurance and supply chain logistics. Depreciation of certain software and production equipment and amortization of formulae and technology-based intangible assets are also included in this line.

(2)

Selling and marketing not directly related to segments includes indirect selling and marketing expenses and certain allocated personnel-related expenses for employees and consultants. Depreciation of certain software and amortization of contract-based intangible assets are also included in this line.

Factors Affecting Our Results

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Ability to Attract New Digital Subscriptions and Scale Our Platforms

Our long-term growth will depend in part on our continued ability to attract new digital subscriptions through the Beachbody On Demand and Openfit platforms as well as through Myx’s connected fitness offerings. If we cannot attract new digital subscriptions as quickly as we expect, our operating results may be adversely affected. The inability to grow our digital subscriptions would reduce efficiency in customer acquisition costs and slow growth.

Ability to Engage and Retain Our Existing Subscriptions

Our long-term growth will partially depend on our continued ability to retain existing subscriptions, both digital and for our nutritional products. Engagement is the leading indicator of retention for our digital subscribers, and we must continue to provide an experience that our subscribers enjoy. Product quality is key for retention of our nutritional customers. We cannot be sure that we will be successful in retaining subscriptions, or that retention levels will not materially decline due to any number of factors, such as harm to our brand, or our inability to anticipate and meet consumer preferences and successfully implement new platform features and content to meet those demands.

Ability to Invest

We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in selling and marketing to drive subscriber growth and demand for our products. We will also continue to invest in technology and development to enhance our platforms, develop new nutritional products and platform features, and update and expand our content offering. As cost of revenue, operating expenses, and capital expenditures increase as we invest in our business for long-term growth, we are likely to experience losses, delaying our ability to achieve profitability and adversely affecting cash flows.

Ability to Grow in New Geographies

Entering new geographic markets requires us to invest in selling and marketing, technology, and personnel, including by establishing additional offices, and potentially smaller local production studios. Our international growth will depend on our ability to sell digital subscriptions and associated nutritional products in international markets. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including local competition, content localization, multilingual customer support, potentially complex delivery logistics, and compliance with foreign laws and regulations.

Seasonality

Historically, our revenue generally correlates with the popularity and timing of our fitness program launches. For example, in 2018, our revenue was highest in the second quarter, while in 2019, our revenue was highest in the first quarter, and in 2020, our revenue was highest in the third quarter. Each of these quarters featured a program launch. We have historically incurred higher selling and marketing expenses during these periods, which may continue.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	As of December 31,
	2020	2019	2018
Digital Subscriptions (millions)	2.6	1.7	1.5
Nutritional Subscriptions (millions)	0.4	0.3	0.4

	Year Ended December 31,
	2020	2019	2018
Average Digital Retention	95.5%	95.3%	94.1%
Total Streams (millions)	180	104	89
DAU/MAU	31.6%	29.2%	28.5%

Revenue (millions)	$863.6	$755.8	$790.3
Gross profit (millions)	$613.9	$545.5	$561.4
Gross margin	71%	72%	71%
Contribution (millions) (1)	$240.0	$250.9	$251.4

Net income (loss) (millions)	$(21.4)	$32.3	$0.1
Adjusted EBITDA (millions) (1)	$51.5	$78.4	$68.1

(1)

Please see the section titled “—Non-GAAP Information” for a reconciliation of income (loss) before income taxes to Contribution and net income (loss) to Adjusted EBI~~D~~TDA and an explanation for why we consider Contribution and Adjusted EBITDA to be ~~a~~helpful metrics for investors.

Digital Subscriptions

Our ability to expand the number of digital subscriptions is an indicator of our market penetration and growth.